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June 19, 2020

VIA EDGAR

Mr. Michael Killoy U.S. Securities and Exchange Commission Division of Corporation Finance – Office of Real Estate & Commodities 100 F Street, N.E. Washington, D.C. 20549-3010

Re:	Fundrise East Coast Opportunistic REIT, LLC Offering Statement on Form 1-A Filed May 12, 2020
File No. 024-11212

Dear Mr. Killoy:

This letter is submitted on behalf of Fundrise East Coast Opportunistic REIT, LLC (the “Company”) in response to a comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 5, 2020 (the “Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A filed with the Commission on May 12, 2020 (the “Offering Statement”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company.

For your convenience, the Staff’s comments have been reproduced in italics herein with responses immediately following the comments. Defined terms used herein but not otherwise defined have the meanings given to them in the Offering Statement. The Company is concurrently filing Amendment No. 1 to the Offering Statement (“Amendment No. 1”) to address these comments, as well as to make other changes.

Please also note that Amendment No. 1 also reflects an increase in the amount of shares being qualified as the passage of time has allowed for additional capacity under the $50 million cap pursuant to Regulation A for the prior rolling 12-month period, in addition to updating certain other information since the Offering Statement was originally filed.

Mr. Michael Killoy

Division of Corporation Finance

June 19, 2020

Form 1-A submitted May 12, 2020

General

1.	We note the statement on your website that your more mature eREITs and eFunds will pause accepting new investments. Please provide disclosure about the suspension and resumption of accepting subscriptions. Your revised disclosure should provide the dates in which accepting subscriptions was suspended and resumed.

Response to Comment No. 1

RESPONSE: In response to the Staffs comment, the Company has added new disclosure to Amendment No. 1 under “Offering Summary – Recent Developments – Processing of Subscriptions” to disclose the following information:

Due to the unprecedented uncertainty caused by the COVID-19 global pandemic, in an abundance of caution, commencing on April 1, 2020, each of our sponsor’s qualified eREITs and eFunds (“Fundrise Programs”), including us, that had offering capacity available to it under Regulation A, with the exception of Fundrise Income eREIT V, LLC, Fundrise Growth eREIT VI, LLC and Fundrise Balanced eREIT, LLC, paused accepting new subscriptions from investors. With the exception of those Fundrise Programs without remaining offering capacity, all of the Fundrise Programs, including us, resumed processing new subscriptions on May 13, 2020. During the period when the Fundrise Programs paused accepting new subscriptions, all of the individual Fundrise Program offering pages remained live and publicly reviewable on the Fundrise Platform. In accordance with the terms of our Offering Statement (see “How to Subscribe” herein), we will continue to accept or reject investor subscriptions within 45 days of receipt.

Our Investments, page 91

2.	We note your $13.2 million investment in RSE Mezza Controlled Subsidiary on June 17, 2019. Please tell us what consideration you gave to providing financial statements for this acquisition under Rule 8-06 of Regulation S-X. In your response, please provide your significance calculation results related to your investment in RSE Mezza Controlled Subsidiary.

Response to Comment No. 2

RESPONSE: The Company advises the Staff that it considered the significance test for RSE Mezza Controlled Subsidiary (the “Property”) and determined that it was not significant based on both (i) the Division of Corporation Finance’s Financial Reporting Manual (“FRM”) interpretations and (ii) the proposed rules that it believed would be applicable at the time of qualification of the Offering Statement. Those proposed rules were adopted by the Commission as final rules in its May 20, 2020 Release: “Amendments to Financial Disclosures about Acquired and Disposed Businesses” (Release No. 33-10786, File No. S7-05-19) (the “Final Rules”)

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Mr. Michael Killoy

Division of Corporation Finance

June 19, 2020

Acquisition Fails to Meet Significance Test Under Financial Reporting Manual

In response to the Staff’s comment, the Company respectfully notes that it was not (and is not) required to file historical financial statements for the Property because, at the time of acquisition of the Property in June 2019 (and as of the date of expected qualification of the Offering Statement), the Property was not (and will not be) a significant acquisition under the FRM. For continuous, blind pool offerings, such as that conducted by the Company, Section 2325.3 of the FRM provides that a property’s significance to an issuer is determined by comparing an issuer’s investment in the property with the issuer’s total assets of the date of the acquisition plus the proceeds in good faith expected to be raised by the issuer over the next 12 months.1 If such investment is, pursuant to the Final Rules, greater than 20% of the issuer’s total assets plus the proceeds the issuer expects to raise over the next 12 months, an issuer would be required to file the historical financial statements of the acquired property.2 In any event, as discussed below in further detail, the Company had a good faith belief as of the acquisition date of the Property (and as of the date of expected qualification of the Offering Statement) that it would raise enough offering proceeds over the next 12 months to come within the 20% (or 10%) significance test.

As of the date of the acquisition of the Property, the Company had total assets of approximately $67 million and capacity of approximately $50 million to be raised in the Company’s ongoing offering over the 12 months subsequent to acquisition of the Property. Since a Tier 2 Regulation A issuer may only raise $50 million in a rolling 12-month period, the passage of time should yield increased offering capacity for the Company’s ongoing offering. In this regard, the Company believes its expectation of future proceeds was, and is, reasonable given the experience of affiliated programs that the Company’s sponsor has offered. Of those programs, at least five programs have raised total gross proceeds that have exceeded $100 million (with two programs exceeding $132 million). Based on the Company's internal calculations comparing the acquisition price of the Property to its total assets and the expected offering raise over the subsequent 12 month period, the Company, in good faith, believed the cost to acquire the Property to be less than 20% of its total assets, as of June 17, 2019 (and 2020). Therefore, pursuant to the Commission’s guidance in the FRM, the Company respectfully believes it is not required to file historical financial statements for the Property.

1 See Section 2325.3 of the FRM.

2 We note that our view is that the significance test is 20% of an issuer’s total assets based on the Final Rules.

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Mr. Michael Killoy

Division of Corporation Finance

June 19, 2020

Acquisition Fails to Meet 20% Significance Test Under Rule 3-14 of Regulation S-X

As a secondary argument, the Company respectfully notes that the Commission’s Final Rules permit the Company to omit financial statements for an acquisition if such acquisition is less than 20% of the Company’s total assets as of the most recent fiscal year.3

Pursuant to Regulation A, issuers, including the Company, must provide financial statements of real estate acquisitions in accordance with Rule 8-06 of Regulation S-X. Rule 8-06 provides that an issuer must provide historical financial statements for an acquisition, if individually or in the aggregate, such acquisition is “significant.”4 Prior to the adoption of the Final Rules, the definition of a “significant subsidiary” under Rule 1-02(w) of Regulation S-X included acquisitions that exceeded 10% of an issuer’s total assets.

However, the Final Rules amend Rule 8-06 to direct Regulation A issuers to refer to Rule 3-14 of Regulation S-X for the requirements to file historical financial statements of significant real estate acquisitions. In addition, although the Final Rules take effect as of January 1, 2021, voluntary compliance prior to the effective date is permitted.5

Pursuant to the Final Rules, the financial statement requirements for significant real property acquisitions under Rule 3-14 (and thus Rule 8-06) have now been aligned with Rule 3-05 of Regulation S-X. Under Rule 3-05, the three tests to determine the significance of an acquisition are (i) the investment test, (ii) the income test and (iii) the asset test. Under the Final Rules, the investment test, which is the only test applicable to acquisitions of real estate,6 compares the issuer’s investment in the acquired property with the aggregate worldwide market value of all of the issuer’s voting and nonvoting common equity (i.e., public float). If the issuer does not have a public float, the issuer would compare the amount of its investment in the acquisition with the issuer’s total assets as of the issuer’s most recent fiscal year. If the issuer’s investment in the acquired property exceeds 20% of the issuer’s public float or, if the issuer does not have a public float, the issuer’s total assets, then the issuer would be required to file historical financial statements of the acquired property.

3 See Rule 3-14 of Regulation S-X.

4 See Rule 8-06 of Regulation S-X.

5 See p. 146 of the Final Rules (“Voluntary early compliance with the final amendments is permitted in advance of the registrant’s mandatory compliance date provided that the final amendments are applied in their entirety from the date of early compliance”).

6 See p. 94 of the Final Rules (“We are amending Rule 3-14(b)(2) as proposed to require use of the Investment Test in Rule 1-02(w)”).

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Mr. Michael Killoy

Division of Corporation Finance

June 19, 2020

The Company acquired the Property on June 17, 2019 for an initial purchase price of $13,177,500. The Company’s total assets as of December 31, 2019 were approximately $76.0 million. Pursuant to the Final Rules, an issuer calculates the significance of an acquisition based on an issuer’s total assets as of the end of the most recently completed fiscal year. As such, the Property comprises approximately 17.3% of the Company’s total assets as of the most recently completed fiscal year (i.e. December 31, 2019). Since this comprises less than 20% of the Company’s total assets as of the most recently completed fiscal year, this asset does not meet the significance test under Rule 3-14 (and thus also Rule 8-06), and therefore, the Company is not required to file financial statements for this property.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 95

3.	We note your disclosure of potential adverse impacts from COVID-19 in the risk factors section on page 51 and your “Outlook and Recent Trends” disclosure in your MD&A in your Form 1-K. Please tell us what consideration you gave to providing expanded information regarding specific impacts that your business has experienced from the COVID-19 pandemic (e.g., reductions in distributions received and anticipated to be received from equity method investees, nonpayment and indications of nonpayment on debt investments, reductions in distributions to your shareholders etc.). Refer to CF Disclosure Guidance: Topic No. 9 for additional guidance.

Response to Comment No. 3

RESPONSE: In response to the Staff’s comment, the Company has considered CF Disclosure Guidance: Topic No. 9, and will provide the following additional disclosure in Amendment No. 1 to address the specific impacts the Company’s business has experienced from the COVID-19 pandemic, and the Company’s analysis of how its business may be impacted by an economic downturn going forward.

The Company has added the following language to Amendment No. 1 in “Offering Summary – Recent Developments – Impact of COVID-19 on Our Business”:

As of the date hereof, (i) with respect to the loans in our portfolio, we have collected approximately 100% of the expected payments from our debt and debt-like investments during April and May 2020, (ii) with respect to our equity investments, we have collected approximately 95% of the expected rent payments on average over all of our properties during April and May 2020, and a small number of our borrowers and tenants have indicated that due to the impact of the COVID-19 pandemic, they will be unable to timely execute their business plans, have had to temporarily close their businesses, or have experienced other negative business consequences. As a result, they have requested temporary interest deferral or forbearance, or other modifications of their loans, or rent deferral or forbearance on their leases.

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Mr. Michael Killoy

Division of Corporation Finance

June 19, 2020

Discussions we have had with our borrowers and tenants have addressed potential near-term defensive loan or lease modifications, which could include repurposing of reserves, temporary deferrals of interest or rent, or performance test or covenant waivers on loans collateralized by assets directly impacted by the COVID-19 pandemic.

We have only entered into, or given our consent to, a small number of loan or lease modifications of this nature to date. We believe the principal amounts of our assets are generally adequately protected by underlying collateral value, although there is a risk that we will not realize the entire principal value of certain investments.

For more information regarding the potential impact of the COVID-19 pandemic on the various assets held by funds sponsored by Rise Companies Corp., our sponsor, including those held by the Company, please read the stress test communication to investors included as Appendix B herein. The stress test was first published as of April 3, 2020, and, as of the date of this offering circular, actual results of the various funds have exceeded the stress test scenarios presented. However, there can be no guarantee that the conditions created by the ongoing COVID-19 global pandemic, or any other future unforeseen event, will not result in greater stress on the assets than is demonstrated in the stress test.

The “Portfolio Stress Test”, included as Exhibit A to this letter, provides an analysis of how an economic downturn, such as that caused by COVID-19, may affect each of the Fundrise Programs and their portfolios. The Company believes the “Portfolio Stress Test” may help current and prospective investors understand how COVID-19 may impact the Company’s (and each of the Fundrise Programs’) financial condition and operating results.

Exhibits

4.	Please file a revised consent to specifically refer to Form 1-A. See Item 17.11 of Form 1-A.

Response to Comment No. 4

RESPONSE: In response to the Staff’s comment, the Company will file a revised auditor consent with Amendment No. 1 to specifically refer to Form 1-A.

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Mr. Michael Killoy

Division of Corporation Finance

June 19, 2020

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ Mark Schonberger

Mark Schonberger

cc:	Via E-mail
Benjamin S. Miller, Chief Executive Officer
Bjorn J. Hall, General Counsel and Secretary
Michelle A. Mirabal, Associate General Counsel
Rise Companies Corp.

Matthew Schoenfeld, Esq.
Goodwin Procter LLP

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Mr. Michael Killoy

Division of Corporation Finance

June 19, 2020

Exhibit A

Fundrise Portfolio Stress Test

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